INVEST IN VOYAGE MEDIA

First creater-owned studio | Connecting writers with Hollywood producers

"

Voyage is the first creator-owned entertainment studio: a community of writers and producers who create, share, and earn from the art of film and television storytelling. Our platform is one part incubator, one part marketplace—we connect ambitious writers with A-list producers to craft market-ready projects. We've produced 4 film and TV projects (including an Emmy-winner!) and have 24 projects that are either partially financed or ready to go. We're democratizing access to Hollywood.



Nat Mundel

CEO, VOYAGE MEDIA

EARLY BIRD BONUS
- For those in the first $100K and invest $2K+: Special recognition on our website as a founding investor / creative partner.

- First 10 investors that invest $25K+: All of the above, plus receive an 'Associate Producer' credit on one of our first productions.

- First 4 investors that invest $100K+: All of the above, plus receive an 'Executive Producer' credit on one of our first productions. And if you have a project, it will receive priority consideration for producing.

https://wefunder.com/voyage.media

INVESTOR PERKS

$2,000+
For those in the first 100K of the round investing over $2,000, special recognition on our website as a founding investor / creative partner

$5,000+
Attend one of Voyage's first movie premieres and rub elbows with the stars and filmmakers on the red carpet*. Or… If you have an idea for a movie or show, attend one of our live workshops to collaborate with producers*
*Transportation and lodging not included

See $10,000, $25,000, & $100,000 perks

OUR AMBITION

Everyone has a story worth sharing, and we've proven our 'friendlier' model works and will change the status quo of how Hollywood does business. With crowdfunding, we're aligning our creators' success with our own and also establishing in-house financing to support our family of creators' projects. The Filmed Entertainment Sector is expected to hit $104.62 billion in 2019. We believe Voyage can capture a proportionately larger share of that market with our more efficient, proven approach.

KEY FACTS

- 4 projects produced (one won an Emmy)!
- Nearly 40 unknown writers/authors sold projects to producers
- 30 writers receive ongoing paid writing assignments
- Over 45 authors have become bestselling authors
- 40 top-notch Hollywood producers who've worked on projects such as The Avengers and Modern Family



https://voyagemedia.com

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THE BUZZ ABOUT VOYAGE MEDIA

Voyage's services are valuable, especially for people who are working outside of the Hollywood system who have something that has the potential to go big but can't quite break in.

Nick Rosen

Producer & Director, VALLEY UPRISING

I have a top Literary Agent and an A-List Sub-Agent from UTA. In the past month, Voyage has been far more helpful, and has done more to adapt my novels to film than my publisher and agents combined. Voyage bridges the mystical river of the movie deal, and walks across it with you.

Gary Gabelhouse

Writer

SAY GOODBYE TO THE OLD HOLLYWOOD

Voyage Media is democratizing entertainment by connecting talented writers with top producers.

We've created an all-in-one platform for emerging talent to connect, learn, and create. Writers (from novelists to screenwriters) can browse through our roster of 40 A+ producers or take one—or all—of our 450+ lessons available to hone their skills. But Voyage Media's winning feature is our ability to help clients take a project all the way from concept to screen.

Creators search and connect immediately with 40 partner producers in various markets who provide strategic roadmaps and mentorship for their projects…

Creators can select from a variety of career-building courses taught by entertainment pros. Or get unlimited access to all 450+ lessons.

Numerous creators on our platform go on on to partner with us and other producers and are at various stages of development, production or distribution.

WE HAVE 40 TOP PRODUCERS ON THE PLATFORM

Who are eager to get access to new, raw talent and give back to the community.

We have an all-star producer team we're proud of! Our roster includes alumni from cult hits like *Donnie Darko* to box office phenomenons like *The Avengers*. From edge-of-your-seat thrillers to swooning romances, our producers have the experience to help guide and champion any project.

WHY PRODUCERS LOVE VOYAGE MEDIA

"As a writer/producer who struggled for years before his first produced work, I know how hard it is to break in to Hollywood without the right connections. If only Voyage Media had existed when I first entered the business, it would have saved me years of hassle and heartbreak."



Michael Chamoy
ALPHAS, X-MEN 3

"Voyage has provided me with a steady revenue stream, given me the opportunity to work with new talent and to become involved with many outstanding projects. There are currently two projects I've identified from creators on the Voyage platform that I am excited to be taking to market."



Kathleen McLaughlin

REVENGE, SALT, THE SUM OF ALL FEARS

WE'VE PRODUCED AN EMMY-WINNING FILM

Voyage helps writers get championed by producers,
financed, and over the finish line.

Released in Fall 2014, *Valley Uprising* won an Emmy for Outstanding Graphic Design and Art
Direction against competitors from HBO and Nova/PBS. The film, along with reality

show *Flipping Miami* which aired on A&E, was one of the first projects released by Voyage. Already, we have another in production, 4 others either fully or partially financed, and dozens more ready for market.

4

Projects Completed

24

Projects in Development

$7,190,000

Total Financing Commitments Our Film & TV Projects Have Received

Complete | Documentary

Complete | Reality TV

In Development | Drama

In Development | Thriller

In Development | Drama

In Development | Action

In Development | Thriller

In Development | Documentary

In Development | Documentary

In Development | Reality TV

In Development | Thriller

In Development | Thriller

In Development | Drama

Complete | Thriller

WE'VE BEEN GROWING: $1.3 MILLION in 2016 REVENUE

Voyage Media is becoming *the* place for emerging writers to learn, connect, and grow.

OUR JOURNEY SO FAR

We've built a thriving community and track record of success in a short time. By becoming creator-owned, ramping up community growth, and providing in-house financing for quality projects, we are going to the next level.

October 2012

The Voyage Community is Born

First connections between emerging screenwriters and Hollywood producers.

June 2013

Flipping Miami Airs on A&E

First TV project airs after only a few months in development and production.

March 2013

Authors Join Us

We add authors to the mix and begin setting up over 9 exclusive partnerships with publishing companies.

September 2014

Valley Uprising!

First feature film released in theaters.

June 2014

Community Hits 10,000

February 2015

"Get Educated" Launches

Voyage introduces over 450 online lessons for creators .

April 2016

First Ignite! Workshop

Producers and writers collaborate in Hollywood and relationships were made that will last a lifetime.

September 2016

Valley Uprising Wins Emmy!

After airing on primetime on Discovery Channel our first film wins big!

December 2016

Community Hits 50,000+

January 2017

2nd Feature Starts Production

The second feature film to come out of our community of creators starts production. We can wait to see it on the big screen at the premier!

HELP US TAKE OVER HOLLYWOOD

"In a town filled with opportunists who prey upon the hopes and dollars of aspiring writers, Voyage is one of those rare companies whose heart is in the right place and whose services truly empower storytellers. As a consultant for Voyage, I've had the pleasure to work with writers ranging from the first-timer to the seasoned professional and seen how Voyage's services take their projects and careers to the next level. And now Voyage itself is taking things

to the next level with their new crowd-funding program, which gives clients a piece of the collective action."



Aaaron Mendelsohn

PRODUCER/WRITER, WRITERS GUILD OF AMERICA BOARD MEMBER



Hollywood has traditionally been a club for the elite and well-connected—it's all about who you know, not necessarily what you can achieve.

Voyage is changing that. We're democratizing access to Hollywood by connecting ambitious, talented writers with real producers who've worked on blockbuster hits, major TV shows, and award-winning indies. And we've proven that the model works. By inviting both investors and creators to join us in ownership, our success becomes your success. We're all in this together!

Let's do great things,

Nat Mundel

https://wefunder.com/voyage.media

Founder & CEO

FOUNDER



Nat Mundel
CEO

Nat is an entrepreneur, bestselling author, public speaker and producer of film, television and reality programming.

AND THE REST OF THE TEAM



Elizabeth Upton
Operations Manager

Elizabeth produced and directed documentaries and short films that have raised hundreds of thousands of dollars for people in need all over the world.



Erik Beltz
Marketing Director

https://wefunder.com/voyage.media

Born and raised in Austin, TX, Erik ventured to LA for Film School at USC. Erik now manages all marketing and tech projects

Voyage Media develops.



Rob Bowman
Development Coordinator

A Boston boy at heart, Rob moved to Los Angeles in 2010 and worked at production companies such as Bad Robot and

Anonymous Content.



Lauren Harbin
Marketing Coordinator

Lauren is our resident LA native. At Voyage, she manages copywriting, marketing campaign organization and team happy hour

extravaganzas.

DETAILS

COLLAPSE ALL

What is Voyage Media?

Voyage is the first-ever creator-owned studio in the modern era, much like United Artists did back in 1919 with a studio in which creative talent could control their own destinies. Our vision is to create a thriving community of storytellers and a revolutionary, heart-centered way to create, share and earn from the art of film and television storytelling.

We saw a problem where emerging writers are like the 99% of the world, and the 1% of professionals who are already working get all the access and market information. We decided to set up a platform that breaks those barriers down, and provides emerging screenwriters, authors, reality-show creators, or even people with a movie or television idea and that don't have an agent, or a manager, or an uncle in the business, with a credible way to access producers. To learn from them, get mentored by them, and develop market-worthy projects together. Then when a project is market ready, we help get it financed and made with our partners - and our crowd-funding effort enables us to double down on what's already working and also invest in the quality films/TV shows that emerge on the platform.

What are some success stories of people using your platform?

Well we just received a full financing offer on a $5MM indie film that we're super-excited about and believe is Oscar-bait. One of our coolest success stories is a feature-length film, VALLEY UPRISING, by a couple of creators on our platform - we connected them with a producer who was instrumental in ramping up their story for a broader market and helped bring an A-list narrator to the table. That project went on to have a large and very profitable theatrical release, a prime-time television release on Discovery, and it recently won an Emmy. It's now available on Netflix.

We produced a reality show called FLIPPING MIAMI, that came to us from a couple in Florida that had no experience in the business whatsoever, and worked with one of our reality producers. Six months from joining our platform, they were starring in a show on A&E.

Our first scripted feature went into production on January 4th, a project based on a book by an author on our platform. We facilitated the financing and brought in a distribution partner - I just went to the set this weekend and everyone was abuzz. We're super excited about that. We also have about 40 projects that have been optioned by producers, and three other projects that are partially financed. Finally we've helped over 45 authors become bestsellers and over 30 screenwriters receive ongoing paid writing assignments.

How do you facilitate a writer coming online? What technology is involved?

Our technology enables writers to sort through, select, and schedule sessions with producers in their market. It's a matchmaking marketplace supported by technology. Then, the backend of the technology also facilitates the producer sharing information with the company. It's enabled the "cream to rise to the surface". Producers are effectively our curation/filtration system, which I think sets us apart from a lot of the other more 100%-tech-focused startups in the entertainment industry - ours has a very real beating heart at the center of each interaction.

Ultimately, we believe that in entertainment there needs to be humans involved in collaborating and talking to one another, which is why we set up the company like we did. The technology serves those communications, both producer to creator, as well as producer to company.

Producers have said to us, that have been working for dozens of years in the traditional production companies, "We've never been a part a company that gets as much stuff done as quickly as you guys get it done through this new medium." Our ability as a company, because we're decentralized as a marketplace, puts us in a position where we can develop as much content as a major, multinational studio and across all the markets/genres, i.e. television, studio-sized features, indie-sized features, reality, documentary. We're capable of doing the same level of development and much more efficiently in terms of time and resources - our decentralized method of development is profitable, versus every other studio in the world has development as an expense or liability.

Who are the creators that benefit from Voyage Media?

Emerging storytellers of all shapes and sizes, including authors of published and unpublished manuscripts, books, screenplays, people with reality shows or documentaries, and also just people with ideas for projects that aren't even developed yet. These creators are emerging on the scene and typically don't have agents. The producers on our platform all have different track records in different genres and media categories. We create the pairing.

What benefits do creators receive from Voyage Media?

We've proven that creators on our platform, that previously had no way in to the industry, can get their projects developed, financed and produced quickly by working with our producers.

With this crowdfunding effort, we're aligning their futures with ours and also solving an inherent 'diversification' problem that creators face. Unfortunately, the entertainment industry is and always will be buyer's market. There's a hundred projects for every one buyer. So statistically speaking, most projects have a low probability of succeeding. In establishing a creator-owned studio, we're enabling the individual creator for the first time, to simultaneously make a bet on their project while making micro-bets on others too.This enables them to invest like seasoned entertainment investors who hedge their risk across multiple projects, and with the real significant potential upside of, when the projects do well, the company does well, and then everybody does well.

How does your system affect jobs for writers?

The marketplace ends up employing a lot of writers, and we also identify those writers through the marketplace. Meaning, a writer can come onto the platform, work with a producer on their project, be identified as quality talent and then get paid writing assignments from our marketplace. In essence, our ecosystem creates jobs for writers. We probably have about 30 writers that we've identified in our marketplace that are now receiving ongoing paid writing assignments.

How is Voyage Media beneficial for producers?

They're interested in finding the diamond in the rough, and getting the first shot at something that hasn't already been around town yet. They are also interested in giving back - these are producers that have been in the industry for a long time. They've had to suffer through their own learning process, and have reached a point in their careers where they get a lot of personal and emotional value to be able to start giving back to people who are just coming up. And they're all really excited about how Voyage is disrupting the old model. Finally, they get to even out their cash flows. The independent producer in the world suffers from a feast and famine cash-flow cycle, where they work on a project for a number of years, they make some money on it, and then have to work on another project for a number of years, in order to eventually get paid. So, we even out that cash-flow by bringing them reliable and ongoing mentees and paid assignments.

I think that the real value in the equation is what Voyage is bringing to the table. In addition to finding great producers and finding great creators, Voyage sets up strategic financing and distribution partnerships. So we've become a place where they can both work on our family of creators' projects, and also bring their projects to us, in an effort to see if our partnerships can offer value.

How will Voyage Media evolve on the producers' side?

We need about 180 producers to satisfy our five-year vision of the number of creators we intend to bring in. It's not a huge number, and with the flick of a switch we were able to bring in 40 that we felt were a really good fit culturally and ethically, sort of shared common values. Each one of those producers introduces us to more producers. As the company grows and we continue to have success, those producers tell us about their friends, and we end up bringing on more. One producer can work with about 10 creators at a time.

How was your growth in the first four years?

While we've been building our strategic partnerships, our metrics are improving significantly. We've been having hockey-stick community growth, which is a key metric for us. In four short years, we've grown a community of over 50,000. In year one, I think we started with about three thousand.

Another key metric is the number of Originals projects we're partnering with creators on and bringing to market. We're at an inflection point and Originals are getting financed and made and a rapidly increasing rate. And success breeds success - the number and quality of talent that are coming onto our platform, and the strategic relationships are all growing, and revenue is following suit. Our revenue per customer is over 700% our cost to acquire a customer.

What is your five year plan?

We have a five year vision to produce 34 movies, and 12 TV shows, to have a family of creators a million strong, and to create 123,000 direct and indirect jobs, and $2.3 billion in wages paid.

We intend to invest upwards of $400,000 in probably 2 to 3 movies in year one. So then, in year two, we expect the size of the movies to increase, and our investment to increase all the way through year five. We're going to be focused on smaller investments and smaller movies, and then gradually increase their drive and scope as the market warrants. We don't intend to increase our risk, we intend to increase the size of the bet proportionate to the size the of the market.

How will you tackle growth?

We focus on two primary things: (1) growing our community and (2) getting films and TV shows made. Those are the two ends of our pipeline. A successful fundraise will be game changing on both ends in that it puts us in a position to invest in projects getting made, and the more projects that get made, the more creators will want to join us. It becomes a flywheel - the more projects get made, the more success we have, the more creators come into our platform, the more marketplace revenue, the more projects get made...so on and so forth..

How does Voyage Media make money? How will investors make money?

Voyage arbitrages the relationship between the producer and the creator in the marketplace, number one. So, our searching and filtering to find great talent and great projects is a revenue stream for us. Our revenue per user is seven times the user-acquisition cost. Our training program, and our coaching and education products are a revenue stream. Then finally, Voyage makes money when projects get made - in 3 phases (1) in the form of options and intellectual property sale, (2) producer and/or executive producer fees and (3) if the project is profitable, we make a percentage of that profit.

Anyone who invests in Voyage Media is investing in a company - they can make money when the company either pays a dividend or goes through an acquisition process.

Tell us about the team. What sets you apart from others?

We spent hours, upon hours, upon hours doing an exhaustive search for our team. We were looking for people who are passionate and aligned with what we do, that come from the heart and have a high degree of integrity, and have a passion, expertise, and skill in the worlds of storytelling and film and television production. That's the corporate team. Our producers are selected for integrity and heart, ability to work well with others, and mentor. They have a real, qualified track record of success. So, I think it's our deep experience, and our breadth of diversity, and the successful track record so far that sets us apart.

Ultimately, it's our commitment, passion, and heart to be solving this problem for the emerging writer, and to create a revolutionary, heart-centered way within which film and television content gets originated, and comes to market. I personally have been an entrepreneur my entire life. I've been an artist my entire life, and I've been an adventurer my entire life. It's the synthesis of those three things that have brought me where I am today.

Previously, I was a professional mountain guide, and ran a successful international expedition company. Followed by running a marketplace of ghostwriters. Followed by running a successful advertising agency that served both the restaurant industry, and the entertainment industry. And now by bringing Voyage where it is today. I've been committed to doing things differently with a thirst for adventure and coming from the heart, my entire life.

Why use equity crowdfunding? How will the funds be used?

By offering creators the opportunity to invest in Voyage Media, we're bringing them into the fold and aligning our future with theirs. With a successful raise, we'll be increasing investments in community growth, investing further in technology to improve efficiency, and also investing in production of quality projects.

Last year we sent an email to a thousand people, asking if they were accredited investors, and if they were interested in investing in production - from that single email we identified $800,000 of funds, $200,000 of which is already in production. That was a big light bulb for us, which we realized we have the money we need in our own community to realize our shared vision.

Originally, we had this notion when we started of sharing our success with our family of creators - where they're investing in their projects on the marketplace, but also benefitting when another creator's projects succeeds even if there's doesn't . That wasn't doable four years ago, but now with equity crowdfunding, it is. So, that's what we're super excited about.

ASK A QUESTION



ASK QUESTION

RISKS SPECIFIC TO VOYAGE MEDIA

1. The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

2. We have a small management team. While our business plan was intentionally designed to leverage the knowledge and power of our large number of contract producers, we also depend on the skills and experience of a small management team, and notably Nat Mundel, the current sole stockholder of the company. Our ability to raise sufficient capital may have an impact on our ability to attract and hire the right talent.

3. We will need more people to join our company. We will need additional employees, and people with the skills necessary to ensure we fulfill our 5-year plan. The people we bring on should come with specialized skills that will bring value to the

company. There are no guarantees that we will be able to find the right people for the job.

4. Future fundraising may affect the rights of investors. In order to expand, the company is likely to raise funds again in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital-raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the company.

5. We have lent significant amounts to related parties. We have made loans and advances to related parties that currently amount to $48,749 as of December 31, 2015. We are not prohibited from making further advances, and if those sums are not repaid, our cash flow and financial position could be harmed.

6. We owe money under a line of credit. As of December 31, 2016, we owed a total of $29,655 under a line of credit with an interest rate of 11.750%. Although the company's assets do not secure the line of credit, the line of credit exceeds the amount that is currently owed. We are not prohibited from drawing more money up to our maximum amount of $52,500, and therefore, if we increase our debt amount, our financial position could be harmed.

7. Does anyone want our services or our film/TV projects and will they pay enough for it? We will only succeed (and you will only make money) if there is sufficient demand for our offerings and projects. Consumers must think we are a better option than competitor products and priced at a level that allows the company to make a profit and still attract business.

8. We have a number of competitors. There are already companies actively providing services to consumers in our target markets (e.g., Legion M, The Black List, Slated, Stage 32, etc.). While these companies may not provide the same or even similar services, they may be able to provide services that achieve similar benefits to consumers at a lower price.

9. The company may need more money. We might not sell enough securities in this Offering to meet our operating needs and fulfill our plans, in which case we might cease operating and you will get nothing. Even if we raise everything we are looking for, we might need to raise more funds in the future, and if we can't get them, we might fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worthless, because later investors might get better terms.

10. Entertainment projects can be risky, often budgets run over and there are no guarantees the content will be successful in the market. The entertainment industry is generally affected by the same risk factors of other industries, but due to its nature, the production, distribution, and marketing of content can require large capital investments. Even with adequate funding, the product may fail to gain any traction with viewers.

11. We rely on third parties for production and monetization of our products. We rely on third parties such as development studios, distribution companies, TV networks, producers, storytellers, etc. for production and monetization of our products. Although we have exclusive rights with some of these partners, others may give more time and attention to other partners who are better funded or better known.

12. We are currently involved in litigation. We have filed a complaint against an individual Defendant for defamation, trade libel, and violation of Business and Professional Code Section 17200. We may be subject to legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, however, these legal proceedings may have a material adverse effect on our business, financial condition, or results of operations.

13. The potential markets for our products are characterized by rapidly changing technology, evolving industry standards, frequent enhancements to existing treatments and products, the introduction of new services and products, and changing customer demands. The company's success could depend on our ability to respond to changing product standards and technologies on a timely and cost-effective basis. In addition, any failure by the company to anticipate or respond adequately to changes in technology and customer preferences could have a material adverse effect on its financial condition, operating results and cash flow.

14. **You can't easily resell the securities.** There are restrictions on how you can resell your securities for the next year. More importantly, there is no market for these securities, and there might never be one. It's unlikely that the company will ever go public or get acquired by a bigger company. That means the money you paid for these securities could be tied up for a long time.

OTHER DISCLOSURES

Read the Form C filed with the SEC for other important disclosures, like financial statements, Directors, Officers, shareholders with more than 20% of voting rights, use of funds, and more.

THE FUNDING PORTAL

Voyage Media is conducting a Regulation Crowdfunding offering via Wefunder Portal LLC. CRD Number: #283503.

FUND MANAGER

Voyage Media is conducting a Regulation D offering via Wefunder Advisors LLC. CRD Number: #167803.



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